                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 29549

                               -----------------

                                 AMENDMENT NO. 1
                                       TO
                                 SCHEDULE 14D-1
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                       AND
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 18)


                 CONSOLIDATED CAPITAL INSTITUTIONAL PROPERTIES/3
                            (Name of Subject Company)

                             AIMCO PROPERTIES, L.P.
                                    (Bidder)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)



                                 PATRICK J. FOYE
                   APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                     1873 SOUTH BELLAIRE STREET, 17TH FLOOR
                             DENVER, COLORADO 80222
                                 (303) 757-8101
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)


                                    COPY TO:

                              JONATHAN L. FRIEDMAN
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                           300 SOUTH GRAND, 34TH FLOOR
                          LOS ANGELES, CALIFORNIA 90071
                                 (213) 687-5000


                               -----------------

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
Transaction Valuation*     $15,577,772          Amount of Filing Fee: $3,115.55
--------------------------------------------------------------------------------

* For purposes of calculating the fee only. This amount assumes the purchase of $116,252.03 units of limited partnership interest of the subject partnership for $134 per unit. The amount of the filing fee, calculated in accordance with Section 14(g)(1)(B)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidder.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the form or schedule and the date of its filing.


Amount Previously Paid:    $3,115.55    Filing Parties:  AIMCO Properties, L.P.


Form or Registration No.:  Schedule 14D     Date Filed:  May 27, 1999




                         (Continued on following pages)

               AMENDMENT NO. 1 TO SCHEDULE 14D-1/AMENDMENT NO. 18
                                 TO SCHEDULE 13D


         This Statement (the "Statement") constitutes (a) Amendment No. 1 to the initial Schedule 14D-1 of AIMCO Properties, L.P. (the "AIMCO OP"), relating to AIMCO OP's offer to purchase units of limited partnership interest ("Units") of Consolidated Capital Institutional Properties/3 (the "Partnership"); and (b) Amendment No. 18 to the Schedule 13D (the "Schedule 13D") originally filed with the Securities and Exchange Commission (the "Commission") on December 19, 1994, by Madison River Properties, L.L.C. ("Madison River"), Insignia Properties, L.P. ("IPLP"), Insignia Properties Trust ("IPT"), Insignia Financial Group, Inc. ("Insignia"), and Andrew L. Farkas, as amended by (i) Amendment No. 1, filed with the Commission on October 4, 1996, by Insignia, Liquidity Assistance, L.L.C. ("Liquidity"), Market Ventures, L.L.C. ("Market Ventures"), and Andrew L. Farkas, (ii) Amendment No. 2, filed with the Commission on April 28, 1997, by Insignia, IPLP, and Andrew L. Farkas, (iii) Amendment No. 3, filed with the Commission on December 31, 1997, by Madison River, IPLP, IPT, Insignia, and Andrew L. Farkas, (iv) Amendment No. 4, filed with the Commission on January 30, 1998, by Madison River, IPLP, IPT, Insignia, and Andrew L. Farkas, (v) Amendment No. 5, filed with the Commission on February 9, 1998, by Madison River, IPLP, IPT, Insignia, and Andrew L. Farkas, (vi) Amendment No. 6, filed with the Commission on February 13, 1998, by Madison River, IPLP, IPT, and Insignia, and Andrew L. Farkas, (vii) Amendment No. 7, filed with the Commission on March 2, 1998, by Madison River, IPLP, IPT, Insignia, and Andrew L. Farkas, (viii) Amendment No. 8, filed with the Commission on March 24, 1998, by Madison River, IPLP, IPT, Insignia, and Andrew L. Farkas, (ix) Amendment No. 9, filed with the Commission on July 30, 1998, by Cooper River Properties, L.L.C. ("Cooper River"), IPLP, IPT, Insignia, and Andrew L. Farkas, (x) Amendment No. 10, filed with the Commission on August 18, 1998, by Cooper River, IPLP, IPT, Insignia, and Andrew L. Farkas, (xi) Amendment No. 11, filed with the Commission on August 27, 1998, by Cooper River, IPLP, IPT, Insignia, and Andrew L. Farkas, (xii) Amendment No. 12, filed with the Commission on September 2, 1998, by Cooper River, IPLP, IPT, Insignia, and Andrew L. Farkas, (xiii) Amendment No. 13, filed with the Commission on September 9, 1998, by Cooper River, IPLP, IPT, Insignia, and Andrew L. Farkas, (xiv) Amendment No. 14, filed with the Commission on September 21, 1998, by Cooper River, IPLP, IPT, Insignia, and Andrew L. Farkas,
(xv) Amendment No. 15, filed with the Commission on October 26, 1998, by Madison River, AIMCO OP, AIMCO-GP, Inc. ("AIMCO-GP"), and Apartment Investment and Management Company ("AIMCO"), (xvi) Amendment No. 16, filed with the Commission on January 22, 1999, by Cooper River, IPLP, IPT, Madison River, AIMCO OP, AIMCO-GP, and AIMCO, and (xvii) Amendment No. 17, filed with the Commission on May 27, 1999, by Cooper River, Madison River, AIMCO/IPT, Inc. ("AIMCO/IPT"), IPLP, AIMCO OP, AIMCO-GP and AIMCO. The item numbers and responses thereto are set forth below in accordance with the requirements of Schedule 14D-1.

Item 11.   MATERIAL TO BE FILED AS EXHIBITS.

           (a)(1)   Offer to Purchase, dated May 19, 1999 (previously filed).

           (a)(2)   Letter of Transmittal and related Instructions.

           (a)(3) Letter, dated May 19, 1999, from AIMCO OP to the Limited Partners of the Partnership (previously filed).

           (a)(4)   Supplement to Offer to Purchase, dated July 1, 1999.

           (a)(5) Letter, dated July 1, 1999, from AIMCO OP to the Limited Partners of the Partnership.

           (b) Amended and Restated Credit Agreement (Unsecured Revolver-to-Term Facility), dated as of October 1, 1998, among AIMCO OP, Bank of America National Trust and Savings Association, and BankBoston, N.A. (Exhibit 10.1 to AIMCO's Current Report on Form 8-K, dated October l, 1998, is incorporated herein by this reference).

           (b)(2) First Amendment to Credit Agreement, dated as of November 6, 1998, by and among AIMCO OP, the financial institutions listed on the signature pages thereof and Bank of America National Trust and Savings Association (Exhibit 10.2 to AIMCO's Annual Report on Form 10-K for the fiscal year ended December 31, 1998, is incorporated herein by this reference).

           (c)      Not applicable.

           (d)      Not applicable.

           (e)      Not applicable.

           (f)      Not applicable.

           (z)(1) Agreement of Joint Filing, dated May 19, 1999, among AIMCO, AIMCO-GP, AIMCO OP, AIMCO/IPT, IPLP, Madison River and Cooper River (previously filed).

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 1, 1999
                                                COOPER RIVER PROPERTIES, L.L.C.

                                                By: /s/ Patrick J. Foye
                                                   ----------------------------
                                                       Executive Vice President

                                                MADISON RIVER PROPERTIES, L.L.C.

                                                By: /s/ Patrick J. Foye
                                                   ----------------------------
                                                       Executive Vice President

                                                AIMCO/IPT, INC.

                                                By: /s/ Patrick J. Foye
                                                   ----------------------------
                                                       Executive Vice President

                                                INSIGNIA PROPERTIES, L.P.

                                                By:  AIMCO/IPT, INC.
                                                     (General Partner)

                                                By: /s/ Patrick J. Foye
                                                   ----------------------------
                                                       Executive Vice President

                                                AIMCO PROPERTIES, L.P.

                                                By: AIMCO-GP, INC.
                                                    (General Partner)

                                                By: /s/ Patrick J. Foye
                                                   ----------------------------
                                                       Executive Vice President

                                                AIMCO-GP, INC.

                                                By: /s/ Patrick J. Foye
                                                   ----------------------------
                                                       Executive Vice President

                                                APARTMENT INVESTMENT
                                                AND MANAGEMENT COMPANY

                                                By: /s/ Patrick J. Foye
                                                   ----------------------------
                                                       Executive Vice President

                                  EXHIBIT INDEX


        EXHIBIT NO.               DESCRIPTION
        -----------               -----------
           (a)(1)   Offer to Purchase, dated May 19, 1999 (previously filed).

           (a)(2)   Letter of Transmittal and related Instructions.

           (a)(3)   Letter, dated May 19, 1999, from AIMCO OP to the Limited
                    Partners of the Partnership (previously filed).

           (a)(4)   Supplement to Offer to Purchase, dated July 1, 1999.

           (a)(5)   Letter, dated July 1, 1999, from AIMCO OP to the Limited
                    Partners of the Partnership.

           (b)      Amended and Restated Credit Agreement (Unsecured
                    Revolver-to-Term Facility), dated as of October 1, 1998, among AIMCO OP, Bank of America National Trust and Savings
                    Association, and BankBoston, N.A. (Exhibit 10.1 to AIMCO's Current Report on Form 8-K, dated October l,
                    1998, is incorporated herein by this reference).

           (b)(2)   First Amendment to Credit Agreement, dated as of
                    November 6, 1998, by and among AIMCO OP, the financial institutions listed on the signature pages thereof and Bank of America National Trust and Savings Association (Exhibit 10.2 to AIMCO's Annual
                    Report on Form 10-K for the fiscal year ended
                    December 31, 1998, is incorporated herein by this reference).

           (c)      Not applicable.

           (d)      Not applicable.

           (e)      Not applicable.

           (f)      Not applicable.

           (z)(1)   Agreement of Joint Filing, dated May 19, 1999, among
                    AIMCO, AIMCO-GP, AIMCO OP, AIMCO/IPT, IPLP, Madison
                    River and Cooper River (previously filed).